dLocal Reports Third Quarter 2026 Financial Results

TPV reached US$18 billion (+77% year-over-year), marking the 8th consecutive quarter of 50%+ year-over-year growth. Revenue reached US$398 million (+41% year-over-year), with gross profit of US$132 million (+28% year-over-year).
Operating profit reached US$76 million (+37% year-over-year), with the Operating Profit/Gross Profit ratio at 58% (+7 p.p. vs. 2Q26), its highest level since 4Q23. Gross profit growth exceeded OPEX growth (+17% year-over-year), reflecting continued cost discipline and automation efforts.
Record net income of US$68 million (+31% year-over-year).
Adjusted Free Cash Flow reached US$182 million in 9M26, with conversion to net income of 111%, reflecting the reversal of temporary 1Q26 working-capital effects.

Montevideo, Uruguay, November 12, 2026 — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), a leading cross-border financial infrastructure platform connecting global merchants to emerging markets, today announced its financial results for the third quarter ended September 30, 2026.
dLocal’s management team will host a conference call and audio webcast on November 12, 2026 at 6:00 p.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.
The live conference call can be accessed via audio webcast at the investor relations section of dLocal’s website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

“We delivered another quarter of consistent execution, supported by deepening merchant relationships, improving operating leverage and solid cash generation. TPV reached $18.3 billion, up 77% year-over-year, marking our 8th consecutive quarter above 50% growth, and our 4th consecutive at or above 70%. Net revenue retention was 140%, reflecting the continued strength of our business with the existing merchant base. Gross profit grew 28% year-over-year to $132 million, while operating profit increased 37% to $76 million. The strong operating leverage we expected in the second half of the year is materializing,” said Pedro Arnt, CEO of dLocal.

Third quarter 2026 financial highlights
dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

1.Total Payment Volume (“TPV”) reached US$18.3 billion in the third quarter of 2026, up 77% year-over-year compared to US$10.4 billion in the third quarter of 2025 and up 4% compared to US$17.7 billion in the second quarter of 2026. In constant currency, TPV growth for the period would have been 68% year-over-year.
2.Revenues amounted to US$398.0 million, up 41% year-over-year compared to US$282.5 million in the third quarter of 2025 and almost flat compared to US$399.7 million in the second quarter of 2026. In constant currency, revenue growth for the period would have been 36% year-over-year. The quarterly comparison was impacted by a higher share of local-to-local and pay-out volumes, and softer volumes in Argentina, following the seasonal Hot Sale peak in the second quarter. Excluding Argentina, revenue would have grown approx. 1% quarter-over- quarter.
3.Gross profit was US$132.0 million in the third quarter of 2026, a new record, up 28% compared to US$103.2 million in the third quarter of 2025 and up 4% compared to US$127.2 million in the second quarter of 2026. In constant currency, gross profit growth for the period would have been 24% year-over-year. Quarterly performance was driven by lower advancement costs in Argentina, and broad-based volume growth across Africa and Asia combined with one-off cost recovery in Nigeria and FX hedge gains. These gains were partly offset by (i) shift in payment method mix in Brazil; (ii) higher processing costs in Mexico, including cost catch-ups from prior periods; and (iii) mix shift towards local-to-local flows in Other LatAm markets and lower volumes in Bolivia.

4.As a result, gross profit margin was 33% in this quarter, compared to 37% in the third quarter of 2025 and 32% in the second quarter of 2026.
5.Gross profit over TPV was at 0.72%, decreasing from 0.99% in the third quarter of 2025 and flat compared to the second quarter of 2026, reflecting mix shifts (as described previously), and the natural margin dynamics of scaling volume with merchants, offset mostly by lower advancement costs in Argentina and cost recovery in Nigeria.
6.Operating expenses reached US$55.9 million for the third quarter of 2026, up 17% year-over-year and down 11% quarter-over-quarter. The year-over-year increase reflects the annualization of investments made in the second half of 2025. Sequentially, disciplined cost management, with lower third-party spend, lower headcount, and continued benefits from our automation agenda supported the decline.
7.As a result, Operating profit was US$76.2 million, up 37% year-over-year and 19% quarter-over-quarter. The Operating Profit to Gross Profit ratio was 58%, up 7 p.p. quarter-over-quarter compared to 50% as reported in the second quarter of 2026, and up 4 p.p. year-over-year compared to 54% as reported in the third quarter of 2025.
8.Net financial result (Finance income minus finance costs) was a US$5.3 million gain, compared to a net financial gain of US$6.4 million in the third quarter of 2025 and US$2.3 million in the second quarter of 2026.
9.Our effective income tax rate for the period was approximately 15%, in line with the third quarter of 2025 and close to the 16% for the second quarter of 2026.
10.Net income for the third quarter of 2026 was US$68.0 million, or US$0.23 per diluted share, up 31% compared to a profit of US$51.8 million, or US$0.17 per diluted share, for the third quarter of 2025, and up 24% compared to a profit of US$54.8 million, or US$0.18 per diluted share, for the second quarter of 2026. The quarterly comparison is explained by higher operating profit and higher finance income, given higher interest income on our cash balances, despite higher interest expense related to the US$150 million loan signed in August.
11.Adjusted free cash flow for the third quarter of 2026 amounted to US$99.1 million, up 163% year-over-year compared to US$37.6 million in the third quarter of 2025, and up 44% compared to US$68.5 million in the second quarter of 2026. The increase reflects higher operating profit and the reversal of temporary working-capital effects from the first quarter of 2026.
12.As of September 30, 2026, dLocal had US$1,033.9 million in total cash and cash equivalents, which includes US$536.9 million of Corporate cash and cash equivalents. The Corporate cash and cash equivalents increased by US$203.8 million from US$333.1 million as of September 30, 2025. When compared to the US$369.1 million Corporate cash and cash equivalents position as of June 30, 2026, it increased by US$167.8 million quarter-over- quarter, explained by the US$150 million loan signed in August. Under the US$300 million program authorized in March 2026, the Company has repurchased approximately 9.1 million Class A shares for US$120.1 million through the end of the third quarter.

The following table summarizes our key performance metrics:

	Three months ended on September 30			Nine months ended on September 30
	2026	2025	% change	2026	2025	% change
Key Performance metrics	(In millions of US$ except for %)
TPV	18,345	10,390	77%	50,094	27,709	81%
Revenue	398	282.5	41%	1,133.6	755.7	50%
Gross Profit	132	103.2	28%	377.8	287	32%
Gross Profit margin	33%	37%	-3p.p	33%	38%	-5p.p
Operating Profit	76.2	55.6	37%	193.1	157.2	23%
Operating Profit/Gross Profit	58%	54%	4p.p	51%	55%	-4p.p
Net Income	68	51.8	31%	164.7	141.3	17%
Net Income margin	17%	18%	-1p.p	15%	19%	-4p.p

Guidance 2026: where we stand

Relevant trends:
1.TPV growth remains strong, moderating as expected against tougher comps;
2.Operating profit negatively affected by unanticipated FX headwinds at the revenue and gross profit level in Brazil, Mexico and Argentina and softer performance in smaller high take rate markets in Africa & Asia;
3.OPEX materially down sequentially as expected.

Expectation compared to 2026 updated guidance (issued with 2Q26 results)
Metric	2026 Guidance (updated 2Q26)	Below lower	Lower	Mid	Upper	Above upper
TPV	60% - 70% YoY				x
Gross Profit	25% - 30% YoY			x
Operating profit	27.5% - 32.5% YoY		x	Operating profit exc. prior-year tax adjustment[1]

Consider the following in connection with our guidance:
1.Emerging markets remain volatile amid an evolving global macroeconomic, currency and trade landscape, which may affect these economies. Key exposures include the evolving Brazilian tax and macro environment, Argentine FX, tariff sensitivity (particularly in Mexico and Brazil), and broader FX risk across our emerging-market footprint.

Note: 1 Guidance reflects reported figures and does not adjust for prior-year tax effects.

Adjusted Free Cash Flow reconciliation

We calculate “Adjusted Free Cash Flow” as net cash (used in) / generated from cash flows from operating activities, less (i) changes in working capital (merchant), and (ii) capital expenditures. The working capital (merchant) is defined as (i) changes in Trade receivables net (disclosed in Note 17 to our consolidated financial statements for the period ended September 30, 2026), plus (ii) changes in Trade payables (disclosed in Note 20 to our consolidated financial statements for the period ended September 30, 2026), plus (iii) changes in Other tax liabilities (disclosed in note 21 to our consolidated financial statements for the period ended September 30, 2026). Capital expenditures consist of acquisitions of property, plant and equipment and additions of intangible assets.

Management uses Adjusted Free Cash Flow as a measure for evaluating the Company's cash generation and the cash available for distribution to our shareholders as dividends pursuant to our dividend policy. Adjusted Free Cash Flow is not a financial measure recognized under IFRS and does not purport to be an alternative to cash generated from operating activities or as a measure of liquidity. Our presentation of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. See below for a reconciliation of our Adjusted Free Cash Flow to the nearest IFRS measure.

The table below presents a reconciliation of dLocal’s Adjusted Free Cash Flow:

$ in thousands (except percentages)	Three months ended on September 30		Nine months ended on September 30
	2026	2025	2026	2025
Net cash (used in) / generated from operating activities	179,234	95,174	412,539	315,044
Changes in working capital (merchant)¹	(71,116)	(48,226)	(201,571)	(163,974)
Capital expenditures²	(9,068)	(9,349)	(28,717)	(25,295)
Adjusted Free Cash Flow	99,050	37,599	182,251	125,775

Note: 1 Changes in working capital (merchant) consists of (i) changes in the period in the balance of trade receivables net, plus (ii) changes in the period in the balance of trade payables, plus (iii) changes in the period in the balance of other tax liabilities. 2 Capital expenditures consist of acquisitions of property, plant and equipment and Additions of Intangible Assets.

dLocal Limited
Certain financial information
Consolidated Statements of Comprehensive Income for the three-month and nine-month periods ended September 30, 2026 and 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Three months ended on September 30		Nine months ended on September 30
	2026	2025	2026	2025
Continuing operations
Revenues	398,049	282,483	1,133,575	755,700
Cost of services	(266,036)	(179,294)	(755,728)	(468,747)
Gross profit	132,013	103,189	377,847	286,953

Technology and development expenses	(12,688)	(8,844)	(38,110)	(22,991)
Sales and marketing expenses	(8,577)	(8,139)	(28,388)	(20,116)
General and administrative expenses	(33,344)	(28,224)	(112,461)	(79,551)
Impairment (loss)/gain on financial assets	(273)	5	(2,483)	(1,796)
Other operating loss	(970)	(2,398)	(3,311)	(5,300)
Operating profit	76,161	55,589	193,094	157,199
Finance income	14,944	10,418	30,768	33,756
Finance costs	(9,631)	(4,035)	(17,986)	(24,189)
Inflation adjustment	(1,403)	(794)	(4,272)	(2,663)
Other results	3,910	5,589	8,510	6,904
Profit before income tax	80,071	61,178	201,604	164,103
Income tax expense	(12,048)	(9,388)	(36,870)	(22,838)
Profit for the period	68,023	51,790	164,734	141,265

Profit attributable to:
Owners of the Group	67,827	51,825	164,439	141,265
Non-controlling interest	196	(35)	295	-
Profit for the period	68,023	51,790	164,734	141,265

Earnings per share (in USD)
Basic Earnings per share	0.24	0.18	0.57	0.49
Diluted Earnings per share	0.23	0.17	0.56	0.47

Other comprehensive Income
Items that are or may be reclassified to profit or loss:
Exchange difference on translation on foreign operations	(2,116)	(2,619)	2,736	5,210
Other comprehensive income for the period, net of tax	(2,116)	(2,619)	2,736	5,210
Total comprehensive income for the period	65,907	49,171	167,470	146,475

Total comprehensive income for the period is attributable to:
Owners of the Group	65,711	49,257	167,173	146,441
Non-controlling interest	196	(86)	297	34
Total comprehensive income for the period	65,907	49,171	167,470	146,475

dLocal Limited
Certain financial information
Consolidated Statements of Financial Position as of September 30, 2026 and 2025
(All amounts in thousands of U.S. dollars)

	2026	2025
	on September 30, 2026	on September 30, 2025
ASSETS
Current Assets
Cash and cash equivalents	1,033,887	604,467
Financial assets	80,100	95,026
Trade and other receivables	1,087,993	576,389
Derivative financial instruments	398	828
Other assets	19,826	30,328
Total Current Assets	2,222,204	1,307,038

Non-Current Assets
Trade and other receivables	27,655	13,823
Deferred tax assets	4,555	5,428
Property, plant and equipment	3,641	4,116
Right-of-use assets	3,175	3,212
Intangible assets	96,443	71,754
Goodwill	6,550	-
Other assets	6,086	3,383
Total Non-Current Assets	148,105	101,716
TOTAL ASSETS	2,370,309	1,408,754

LIABILITIES
Current Liabilities
Trade and other payables	1,580,615	816,729
Lease liabilities	1,202	1,147
Tax liabilities	37,214	14,806
Derivative financial instruments	1,305	1,606
Financial liabilities	54,971	63,079
Provisions	839	388
Total Current Liabilities	1,676,146	897,755

Non-Current Liabilities
Financial liabilities	108,489	-
Deferred tax liabilities	5,892	3,768
Lease liabilities	2,607	2,566
Total Non-Current Liabilities	116,988	6,334
TOTAL LIABILITIES	1,793,134	904,089

EQUITY
Share Capital	575	588
Share Premium	15,206	-
Treasury Shares	-	-
Capital Reserve	45,042	40,418
Other Reserves	(13,151)	(15,758)
Retained earnings	529,039	479,283
Total Equity Attributable to owners of the Group	576,711	504,531
Non-controlling interest	464	134
TOTAL EQUITY	577,175	504,665
TOTAL EQUITY AND LIABILITIES	2,370,309	1,408,754

dLocal Limited
Certain interim financial information.
Consolidated Statements of Cash flows for the three-month and nine-month periods ended September 30, 2026 and 2025
(All amounts in thousands of U.S. dollars)

	Three months ended on September 30		Nine months ended on September 30
	2026	2025	2026	2025
Cash flows from operating activities
Profit before income tax	80,071	61,178	201,604	164,103
Adjustments:
Interest Income from financial instruments	(14,944)	(8,424)	(30,601)	(19,506)
Interest charges for lease liabilities	122	64	232	146
Other interests charges	2,632	(167)	9,392	2,284
Finance expense related to derivative financial instruments	3,318	1,497	6,950	5,088
Amortization of Intangible assets	7,257	5,540	21,647	15,179
Depreciation and disposals of PP&E and right-of-use assets	1,042	1,244	2,303	2,432
Share-based payment expense, net of forfeitures	4,795	6,840	17,350	17,771
Net exchange differences	3,550	2,632	1,403	16,540
Fair value gain on financial assets at FVPL	-	(2,115)	(167)	(14,250)
Other operating loss	970	2,397	3,311	5,300
Net Impairment loss/(gain) on financial assets	273	(5)	2,483	1,796
Inflation adjustment and other financial results	(2,469)	(3,570)	2,581	5,693
	86,617	67,111	238,488	202,576
Changes in working capital
Decrease / (Increase) in Trade and Other Receivables	57,300	(90,587)	(523,437)	(82,551)
Decrease / (Increase) in Other assets	4,924	1,049	(13,620)	3,249
Increase / (Decrease) in Trade and Other payables	25,663	125,649	726,170	218,943
Increase / (Decrease) in Tax Liabilities	10,044	(2,695)	12,360	(4,658)
Increase / (Decrease) in Provisions	80	(156)	406	(112)
Cash (used) / generated from operating activities	184,628	100,371	440,367	337,447
Income tax paid	(5,394)	(5,198)	(27,828)	(22,403)
Net cash (used) / generated from operating activities	179,234	95,174	412,539	315,044

Cash flows from investing activities
Acquisitions of Property, plant and equipment	(219)	(220)	(980)	(1,680)
Additions of Intangible assets	(8,849)	(9,129)	(27,737)	(23,615)
Acquisition of financial assets	(37,297)	(13,904)	(129,337)	(147,369)
Collections of financial assets	36,411	45,056	147,534	179,027
Interest collected from financial instruments	14,944	8,424	30,601	19,506
Cash acquired in a business combination	-	-	791	-
Payments for investments in other assets at FVPL	-	-	-	(12,500)
Net cash (used in) / generated investing activities	4,990	30,227	20,872	13,369

Cash flows from financing activities
Dividends paid	-	-	(57,211)	(149,982)
Repurchase of shares	(34,043)	-	(120,105)	-
Share-options exercise received	-	474	260	1,414
Net (repayment)/proceeds from borrowings and bank overdraft	(51,013)	10,908	(73,279)	22,922
Net proceeds from credit facility	148,470	-	148,470	-
Interest payments on financial liabilities	-	(4,621)	-	(10,622)
Interest payments on lease liability	(122)	(64)	(232)	(146)
Principal payments on lease liability	(600)	(370)	(966)	(1,511)
Finance expense paid related to derivative financial instruments	(4,170)	(2,584)	(7,470)	(7,665)
Other finance expense paid	(1,025)	(25)	(7,892)	(2,138)

Net cash generated from/(used in) financing activities	57,497	3,718	(118,425)	(147,728)
Net increase in cash flow	241,722	129,118	314,986	180,685

Cash and cash equivalents at the beginning of the period	794,943	476,939	719,897	425,172
Net (decrease)/increase in cash flow	241,722	129,118	314,986	180,685
Effects of exchange rate changes on inflation and cash and cash equivalents	(2,779)	(1,590)	(996)	(1,390)
Cash and cash equivalents at the end of the period	1,033,887	604,467	1,033,887	604,467

About dLocal
dLocal builds financial infrastructure for markets of the future, connecting global enterprises with billions of emerging market consumers in more than 60 countries across high-growth markets in Africa, Asia, the Middle East, and Latin America. Through the "One dLocal" concept (one direct API, one platform, and one contract), global companies can accept payments, send payouts, and settle funds globally without the need to manage multiple local entities and integrations. For more information, visit www.dlocal.com

Forward-looking statements
This press release may contain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events, including guidance in respect of total payment volume, gross profit and operating profit. Forward-looking statements regarding dLocal and amounts stated as guidance involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Starting in 2026, we provide guidance in respect of Operating Profit, which management believes is useful as a measure to compare our operating results to the operations of other companies in our industry, and to assess our operating performance independently of our capital structure, and tax position.

Investor Relations Contact:
investor@dlocal.com

Media Contact:
media@dlocal.com

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The quarterly financial information in this press release has not been audited nor has it been subject to any limited review procedures, whereas the annual results for the year ended December 31, 2025 are audited.